UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

MICROALGO INC.

(Registrant’s Name)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Convertible Note Transaction with WiMi Hologram Cloud Inc.

On June 20, 2025, MicroAlgo Inc. (the “Company”) entered into a Convertible Note Purchase Agreement (the “Purchase Agreement”) with its parent company, WiMi Hologram Cloud Inc. (the “Purchaser”). Pursuant to the Purchase Agreement, the Company issued an Unsecured Convertible Promissory Note (the “Note”) to the Purchaser in the principal amount of $35,000,000 for a purchase price of $32,200,000.

Principal and Purchase Price: The Note has a principal amount of $35,000,000 and was issued with an 8% original issue discount for a purchase price of $32,200,000. The Note has a maturity date of 360 days from the date of issuance and bears no interest.

Conversion Feature: The Note is convertible at any time at the option of the Purchaser into Class A ordinary shares of the Company. The conversion price is set at a 60% discount to the lowest closing market price of the Company’s ordinary shares during the 60 trading days preceding the notice of conversion.

Lock-Up Agreement: Concurrently with the issuance of the Note, the Purchaser entered into a Lock-Up Agreement (the “Lock-Up Agreement”) restricting the sale or transfer of any Class A ordinary shares received upon conversion of the Note for a period of ten (10) years, subject to certain exceptions.

The foregoing descriptions of the Note Purchase Agreement, the Convertible Note and the Lock Up Agreement are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Note Purchase Agreement, and the Convertible Note, which are attached hereto as Exhibits 99.1, 99.2, and 99.3.

The conversion feature of the Note may result in substantial and unpredictable dilution to our existing shareholders.

The Note contains a floating conversion price feature that is highly favorable to the Purchaser. The conversion price is calculated at a 60% discount to the lowest closing price of our ordinary shares over the 60 trading days prior to conversion. This type of financing means that if the market price of our stock declines, the number of shares issuable upon conversion increases.

This creates a significant risk of substantial dilution to our existing shareholders, which may be difficult to predict. The downward pressure on our stock price resulting from the potential issuance of a large number of shares upon conversion could, in turn, lower the conversion price further, creating a cycle of continued dilution. The interests of the Purchaser as the holder of the Note may not be aligned with the interests of our public minority shareholders.

The transaction’s related-party nature and terms highly favorable to our parent company create significant conflicts of interest and risks for our public minority shareholders.

The financing has been provided by our parent company, WiMi Hologram Cloud Inc. Transactions with related parties inherently present potential conflicts of interest, such as dilution to existing shareholders. The terms of the Note, particularly the aggressive floating conversion price and the one-sided prepayment terms, are very favorable to the Purchaser.

Despite these risks, the financing structure allows the Company to secure capital during its growth phase while maintaining its status as a subsidiary of WiMi Hologram Cloud Inc. The conversion feature of the Note provides a mechanism for our parent company to maintain its controlling interest, which could be diluted if the Company were to raise capital through equity offerings to unaffiliated third-party investors.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Convertible Note Purchase Agreement
99.2	Form of Convertible Note
99.3	Lock Up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2025

MicroAlgo Inc.

/s/ Min Shu
Min Shu
Chief Executive Officer

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